United States securities and exchange commission logo





                              October 23, 2023

       Kai Huang
       Chief Financial Officer
       ZJK Industrial Co., Ltd.
       No.8, Jingqiang Road, 138 Industrial Zone
       Xiuxin Community, Kengzi Town
       Pingshan New Area
       Shenzhen, PRC

                                                        Re: ZJK Industrial Co.,
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Filed September 26,
2023
                                                            File No. 377-06892

       Dear Kai Huang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. Please note the financial statement updating requirements as set forth in Item 8.A.5 of the
                                                        Form 20-F. In this
regard, the next submission should also include unaudited interim financial statements
and related financial information for the six months ended June 30,
                                                        2023 and 2022.

   2.                                                   Please supplementary
provide us with copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf present to
potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
retain copies of the communication.
 Kai Huang
ZJK Industrial Co., Ltd.
October 23, 2023
Page 2
3. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of in light of the effectiveness of the Uyghur Forced Labor Protection Act (the
         "UFLPA"). For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g. steel, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Cover Page

4. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity
         (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
5. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
FirstName LastNameKai Huang
       State whether any transfers, dividends, or distributions have been made to date between
Comapany     NameZJK
       the holding     Industrial
                    company,       Co., Ltd.
                               its subsidiaries, and consolidated VIEs, or to
investors, and quantify
Octoberthe
         23,amounts  where
              2023 Page 2 applicable.
FirstName LastName
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany
October 23,NameZJK
            2023      Industrial Co., Ltd.
October
Page 3 23, 2023 Page 3
FirstName LastName
Commonly Used Define Terms, page 10

6. Please consider expanding the last paragraph on page 11 to also discuss your 1:2 share split that occurred on June 19, 2023 and how all related share information has been retroactively reflected. In this regard, we note disclosure on page F-33 that the shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on March 28, 2023 and share split that occurred on
         June19, 2023. This information should also be included in a more prominent location within the filing.

Prospectus Summary, page 12

7. Please clarify in the last sentence of the introductory paragraph on page 12 that the consolidated financial statements included in the prospectus are for the years ended
         December 31, 2022 and 2021. Your current disclosure states for the years ended
         December 31, 2021 and 2020.

8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

9. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment,
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany
October 23,NameZJK
            2023      Industrial Co., Ltd.
October
Page 4 23, 2023 Page 4
FirstName LastName
         including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
10. It is unclear from your disclosure whether the Cayman Islands holding company controls
         and receives the economic benefits of the VIE   s business operations
through contractual
         agreements between the VIE and your Wholly Foreign-Owned Enterprise
(WFOE) and
         that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.
         Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
Corporate Structure, page 17

11. Please include a paragraph discussion disclosing that Zhongjinke Shenzhen is a variable interest entity ("VIE"), and that it along with its related consolidated and unconsolidated entities, is a domestic company incorporated in mainland China in which you do not have any equity ownership but whose financial results have been consolidated into your consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. In this regard, also disclose that as a result of your 100% indirect ownership of Zhongjinke WFOE and the contractual arrangements with the VIE, you are regarded as the primary beneficiary of the VIE and that you treat the variable interest entity as the consolidated VIE under U.S. GAAP, which generally refers to an entity in which you do not have any equity interest, but consolidate as you have a controlling financial interest in that entity.

12.      Refer to the diagram of your corporate legal structure on pages 18 and
92. Please disclose
         whom holds the respective 49% and 51% interest in the PRC entities Zhongjinke Nanjing and PSM-ZJK. Also on page 91 regarding the discussion of the January 10, 2023 share exchange agreement with Ms. Yingjing Deng, describe the ownership structure between
         Galaxy Exploration and Zhongjinke Shenzhen prior to and after this agreement, as it is not
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany
October 23,NameZJK
            2023      Industrial Co., Ltd.
October
Page 5 23, 2023 Page 5
FirstName LastName
         clear as to the ownership interest or common control interests of Ms. Deng in either company before the share exchange agreement with Zhongjinke HK.

Summary Consolidated Financial and Operating Data, page 32

13. We note from the introductory paragraph that you are presenting summary consolidated balance sheet data as of December 31, 2022 and 2021; however, we are not able to locate this balance sheet information. Please revise accordingly to present the data.

Risk Factors, page 33

14. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
15.      Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules,
         the term    control    (including the terms    controlling,
controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
16. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products., page 34

17. We note your risk factor on page 34 regarding supply chain issues. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
18. We note your risk factor on page 34 indicating that price increases could affect your prices for your raw materials and your products. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany
October 23,NameZJK
            2023      Industrial Co., Ltd.
October
Page 6 23, 2023 Page 6
FirstName LastName
         has been affected.
Risks Related to This Offering and the Ordinary Shares
If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial...be impaired., page 70

19. In the first sentence of the second paragraph, please update this disclosure as of the year ended December 31, 2022. Your current disclosure appears to pertain to the prior year ended December 31, 2021. Also, in the third paragraph, clarify that you will be required to include a report from management on your internal control over financial reporting in your annual report on Form 20-F beginning with the year ended December 31, 2024.
         Your current disclosure states the fiscal year ending December 31, 2022. In this regard, pursuant to Item 308 of Regulation S-K, such management's report on your internal control over financial reporting will be required beginning with your second annual report on Form 20-F after becoming a public company.

Capitalization, page 77

20. We note disclosure on page F-31 that your other long-term debts include your factory mortgage loan and commercial vehicle mortgage loan. Please expand the table to also include both your short-term bank borrowings and the other long-term indebtedness. The total capitalization amount should be reflective of your total debt and equity.

Dilution, page 78

21. Refer to the third sentence of the first paragraph where you disclose pro forma net tangible book value per Ordinary Share is calculated after giving effect to the conversion of all of your outstanding preferred shares. We note disclosure on page 137 that as of the date of the prospectus you have not issued any preferred shares, and also on the balance sheet at page F-3 that there are no preferred shares issued and outstanding. Please tell us and disclose if you intend to issue any preferred shares prior to the effectiveness of the
         Offering. If not, omit reference to conversion of all your preferred shares in the Dilution discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 86

22. Refer to your discussion of accounts receivable, net. Noting the significance of your accounts receivable with third parties and also with related parties, and the increase in related revenues with each, please revise to include an aging of accounts receivable schedule for both third parties and related parties, and the subsequent collections of the ending balance since the balance sheet date. In this regard, as an example, your aging schedule could reflect those receivables that are 30 days and under, 60 days and under, 90
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany
October 23,NameZJK
            2023      Industrial Co., Ltd.
October
Page 7 23, 2023 Page 7
FirstName LastName
         days and under, and over 90 days. You may provide the data here in MD&A or in the audited footnotes.

23. Refer to your discussion of revenue recognition on page 88. We note one of your delivery methods is the picking up goods by customers in the Vendor Managed Inventory warehouse. Please further describe who owns or controls the warehouse and whether your products along with any other vendors products are stored at this warehouse.

Business, page 93

24. Refer to the second paragraph under Business Overview, and update the information in the third sentence for the year 2022 and a more recent interim period, as we note your disclosure refers to 2021. Revise to provide updated information elsewhere throughout the filing where applicable. Also refer to the first paragraph under Challenges on page
         101, and reconcile in the first sentence the amount of your operating income to the consolidated financial statements. In this regard, the amount shown for the year 2021 does not reconcile with the amount disclosed on page F-4. Further, please update to the more recent year 2022 and subsequent interim period.

Industry
Intellectual Property and Business Qualifications, page 98

25. Please disclose the duration of the intellectual property cited in this section.
Related Party Transactions, page 133

26. Refer to the table disclosure of other payables-due to related parties on page 134. Please reconcile the December 31, 2022 total amounts with that disclosed on page F-35. In this regard, we note the table on page 134 does not include the outstanding balance of $86,991 with Shenzhen Qianhaishi Micro Science Co., Ltd. as shown on page F-35. Please reconcile or advise as appropriate.

Experts, page 163

27. Please revise the first paragraph to clarify that the consolidated financial statements are as of and for the years ended December 31, 2022 and 2021. Your current disclosure states for the years ended December 31, 2021 and 2020.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

28. We note from your disclosure in Note 16 (Statutory Surplus Reserves and Restricted Net
         Assets) that you declared dividends of US$310,678 and nil for the years ended December
 Kai Huang
ZJK Industrial Co., Ltd.
October 23, 2023
Page 8
         31, 2021 and 2022, respectively. It is not clear however, where the dividend is reflected in this financial statement. Please advise or revise as necessary. Notes to the Consolidated Financial Statements
Note 1. Organization, page F-7

29. Please revise and expand your disclosures here and also under Note 2(b) on page F-8 to disclose the following items.

                The consolidated financial statements include the financial statements of the
              Company, its subsidiaries, the VIE for which the Company or its subsidiary is the
              primary beneficiary, and the VIE   s subsidiaries.

                Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

                A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

                All intercompany transactions and balances among the Company, its subsidiaries, the
              VIE and the VIE   s subsidiaries have been eliminated upon
consolidation.
30. Refer to the table at the bottom of page F-7 of the details of your subsidiaries. Please clarify that Zhongjinke Shenzhen, Zhongke Components and Zhongjinke Nanjing are not
         your subsidiaries, but instead you have a variable interest entity contractual arrangement with these entities.

Note 5. Long-Term Investment, page F-23

31. We note that your long-term investment pertains to Zhongjinke Shenzhen's 49% equity interest in PSM-ZJK. Given that the equity method investee contributed approximately
       21.6% and 23.4% of pre-tax income for fiscal years December 31, 2021 and 2022, respectively, tell us the consideration given to also providing audited financial statements of PSM-ZJK pursuant to Rule 3-09 of Regulation S-X. In your response, provide to us your computations of significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X.
FirstName LastNameKai Huang
       Further, clarify your disclosure as to whether BULTEN Wuxi is the same as PSM Wuxi,
Comapany
       or if NameZJK    Industrial
             not, provide          Co., Ltd.
                          a discussion  of this entity PSM Wuxi.
October 23, 2023 Page 8
FirstName LastName
 Kai Huang
FirstName LastNameKai
ZJK Industrial Co., Ltd. Huang
Comapany
October 23,NameZJK
            2023      Industrial Co., Ltd.
October
Page 9 23, 2023 Page 9
FirstName LastName
Note 10. Income Taxes, page F-26

32. Refer to the reconciliation table of the differences between the income tax provision computed based on the PRC statutory income tax rate and the Company's income tax expense. It appears the table only reflects the current income tax expense and not also the deferred income tax provision. Further, as the reconciliation table begins with income before income tax provision, we note the amounts do not reconcile with the statements of income on page F-4. Please advise or revise accordingly.

Exhibits

33. Please file all your material agreements with your variable interest entity as exhibits to the registration statement.
34. Please file your lease agreements as exhibits to the registration statement or tell us why you are not required to do so.
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Anna Wang